

SEC

16021848

JG

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEP 01 2016

Washington DC

SEC FILE NUMBER
8-50391

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/2015 (MM/DD/YY) AND ENDING 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES FOX SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 CARLSBAD VILLAGE DR., SUITE 100
(No. and Street)

CARLSBAD	CA	92008.
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES FOX 760-908-6716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JAMES C. H. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES FOX SECURITIES, INC, as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Missouri
County of St. Louis

Subscribed and sworn to (or affirmed) before me on this 23 day of August, 2016 by James C Fox proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

MARINA GAKHUTISHVILI
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County County
Commission # 14396518
My Commission Expires: Aug. 14, 2018


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
James Fox Securities, Inc.:

We have audited the accompanying statement of financial condition of James Fox Securities, Inc. (the Company) as of June 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2016,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Information contained in Schedules I II, and III ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of James Fox Securities, Inc.'s financial statements. The Supplementary Information is the responsibility of James Fox Securities, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 25, 2016

James Fox Securities, Inc.
Statement of Financial Condition
June 30, 2016

Assets

Cash	$	193
Deposit with clearing organization		25,000
Commissions receivable		4,093
Prepaid expense		3,561
Total assets	$	32,847

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	18,294
Income tax payable		50
Total liabilities		18,344
Commitments and contingencies		
Contingent liability		15,000
Total commitments and contingencies		15,000
Stockholder's equity		
Common stock, $0.01 par value, 100,000 shares authorized, 80,000 shares issued and outstanding		800
Additional paid-in capital		32,950
Accumulated deficit		(14,247)
Treasury stock		(20,000)
Total stockholder's equity		(497)
Total liabilities and stockholder's equity	$	32,847

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2016

Revenues	
Commissions	$ 47,847
Total revenues	47,847
Expenses	
Commission expense	10,505
Professional fees	13,057
Communications	2,201
Occupancy expense	2,065
Interest expense	3,277
Other operating expenses	23,296
Total expenses	54,401
Other Revenues	
Miscellaneous Income	4,383
Total other revenues	4,383
Net income (loss) before income tax provision	(2,171)
Income tax provision	850
Net income (loss)	$ (3,021)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capial	Accumulated Deficit	Treasury Stock	Total
Balance at June 30, 2015	$ 1,000	$ 40,750	$ (11,226)	$ (20,000)	$ 10,524
Net income (loss)	-	-	(3,021)	-	(3,021)
Net reductions to capital	(200)	(7,800)	-	-	(8,000)
Balance at June 30, 2016	$ 800	$ 32,950	$ (14,247)	$ (20,000)	$ (497)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flow from operating activities:		
Net income (loss)		$ (3,021)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ -	
(Increase) decrease in assets:		
Commissions receivable	(1,659)	
Prepaid expense	(2,314)	
Deposits	250	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(305)	
Total adjustments		(4,028)
Net cash provided by (used in) operating activities		(7,049)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member's contributions	7,000	
Net cash provided by (used in) financing activities		7,000
Net increase (decrease) in cash		(49)
Cash at beginning of year		242
Cash at end of year		$ 193
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,277	
Income taxes	$ 850	
Supplemental disclosure of non-cash transactions:		
Company cancellation of 20% of oustanding stock for:		
Contingent liability	$ 15,000	

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING

General

James Fox Securities, Inc. (the "Company") was incorporated in the State of Arizona on November 15, 1996 and operates an office in Carlsbad, California . The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer, that provides several classes of services, including the retail sale of corporate equity securities, corporate debt securities, mutual funds, and government securities over the counter.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession of control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. For the year ended June 30, 2016, property and equipment are fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING (Continued)

General

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing broker. The Clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2016 was $25,000.

Note 3: INCOME TAXES

The Company is required to file income tax returns in both federal and state jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Union Bank under which it may borrow up to $1,000. Borrowing on the line of credit bears interest at a fixed rate of 16.8%. At June 30, 2016, there is a balance of $781.

On March 18, 2016, the Company entered into a settlement agreement and release. This agreement effectively cancelled a purchase and option agreement between the sole shareholder to sell his stock ownership of the Company to a third party. The agreement calls for the cancellation of 20,000 shares of the outstanding common stock. The agreement also establishes a $15,000 non-current contingent liability that will only become payable if the sole shareholder sells his shares in the company. The net reduction to capital accounts on the statement of changes in stockholder's equity includes the accounting for this stock cancellation.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNEMENTS

For the year ending June 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum equity capital net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2016, the Company had net capital of $10,942 which was $5,942 in excess of its required capital of $5,000; and the Company's ratio of aggregate indebtedness ($19,221) to net capital was 1.68 to 1, which is less than the 15 to 1 maximum allowed.

James Fox Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2016

Computation of net capital		
Common stock	$ 800	
Additional paid-in capital	32,950	
Accumulated deficit	(14,247)	
Treasury stock	(20,000)	
Total stockholder's equity		$ (497)
Plus: Allowable Credit		
Contingent Liablity	15,000	
Total allowable credit		15,000
Less: Non-allowable assets		
Prepaid expense	(3,561)	
Total non-allowable assets		(3,561)
Net capital		10,942
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,223	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 5,942
Ratio of aggregate indebtedness to net capital	1.68: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2016.

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Schedule II- Computation for Determining of Reserve Requirements pursuant to Rule 15c3-3
As of June 30, 2016

A computation of reserve requirements is not applicable to James Fox Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

James Fox Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

Information relating to possession or control requirements is not applicable to James Fox Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

James Fox Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) James Fox Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which James Fox Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) James Fox Securities, Inc. stated that James Fox Securities, Inc. met the identified exemption provisions throughout the year ended June 30, 2016, without exception. James Fox Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James Fox Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 25, 2016

Assertions Regarding Exemption Provisions

We, as members of management of ***James Fox Securities, Inc.*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)*.

The Company met the identified exemption provision without exception throughout the period ending June 30, 2016.

James Fox Securities, Inc.

By:

James C. H. Fox, President

August 25, 2016